UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 26, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 001, LLC

(Exact name of issuer as specified in its charter)

Delaware	82-5165851
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

225 Liberty St., 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

On July 25, 2022, the members and board of managers (the “Board”) of Masterworks 001, LLC (the “Company”) entered into a Second Amended and Restated Limited Liability Company Operating Agreement of the Company (the “2nd A&R Operating Agreement”), which amends and replaces that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated May 10, 2019. A copy of the 2nd A&R Operating Agreement is attached to this Form 1-U as Exhibit 2.1.

A majority of the Class A members of the Company holding voting shares as of July 20, 2022, along with the Board, voted to approve the adoption of 2nd A&R Operating Agreement pursuant to the terms of the Amended and Restated Limited Liability Company Operating Agreement of the Company. The 2nd A&R Operating Agreement amends certain provisions to (i) provide the Board the sole authority to approve the sale of the painting beneficially owned by the Company, (ii) incorporate the concept of an “Approved Sale” and (iii) make other non-substantive changes.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Second Amended and Restated Limited Liability Company Operating Agreement*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 001, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: July 26, 2022